Teva Introduces “Design for Dialogue” to Support Patient-Doctor Conversations
on Responsible Pain Management

People living with pain and healthcare professionals are asked to design the ideal exam room experience to foster communication during Pain Awareness Month this September

FRAZER, Pa., September 8, 2015 – Teva Pharmaceutical Industries Ltd. today announced the launch of Design for Dialogue, a program featured on PainMatters.com, that seeks to reduce challenges to open dialogue around responsible pain management. Kicking off at the PAINWeek National Conference during Pain Awareness Month, Teva is asking individuals living with pain and healthcare professionals who treat pain to visit PainMatters.com to design the ideal exam room experience that would help foster conversations about the impact of pain, the risk of prescription drug abuse and the role of abuse deterrence technology.

In a survey conducted by Teva in collaboration with the American Academy of Pain Management and the U.S. Pain Foundation, healthcare professionals and people affected by pain recognized their personal responsibility in helping address prescription drug abuse, but acknowledged conversations about the issue can be uncomfortable. Other research shows that simple changes to the exam room environment can affect people’s mood and behavior. Design for Dialogue invites the pain community to reimagine the exam room experience and implement simple changes to the physical healthcare environment that can help address this discomfort.

“Effective communication is essential to achieving positive patient outcomes and experiences, and it provides the basis for establishing strong provider-patient relationships,” said Laura Cooley, Ph.D., director of education and outreach, American Academy on Communication in Healthcare. “Design for Dialogue sheds light on how the exam room environment, from the aesthetics to provider–patient interaction, can hinder communications, and offers practical resources to help foster a more open dialogue.”

By visiting PainMatters.com, people living with and treating pain can let their voices be heard and inspire change by designing their ideal exam room experience. Participants have the options to choose wall color, lighting, furniture and flooring, as well as the communication resources available in the exam room that they believe would help foster dialogue. Feedback from the pain community will be collected until December 31, 2015, and the ideal exam room experience will be revealed in early 2016.

“We understand the need for innovative solutions to address some of the complex challenges facing pain care today, including the impact of pain and the risks of prescription drug abuse,” said John Hassler, Vice President and General Manager, Teva CNS. “Design for Dialogue is another example of our commitment to the pain community to bring practical information and resources to healthcare professionals and people with pain to help advance responsible pain management.”

Visit PainMatters.com to design an ideal exam room and access tools and information to help guide discussions that help foster pain management.

About Pain Matters
Pain Matters was developed by Teva Pharmaceuticals to offer practical information and resources for healthcare professionals and people affected by chronic pain as they navigate the evolving and complex pain care landscape. PainMatters.com provides healthcare professionals information and resources on responsible pain management. It also provides information on stakeholder efforts in abuse deterrence, including abuse-deterrence technologies – featuring a video on the science behind these technologies.

About Teva
Teva Pharmaceutical Industries Ltd is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. In addition to being the world’s largest generic medicines producer, Teva has world-leading positions in multiple specialty medicines therapeutic areas. In North America, Teva’s Specialty Medicines business focuses on innovative treatments for disorders of the central nervous system (CNS), including pain, and respiratory diseases, as well as having a strong presence in oncology, women’s health and select, US-only brands. Our focus is on creating new ways of addressing unmet patient needs, by combining drug development capabilities with devices, patient services and technologies. For more information, visit www.tevausa.com.

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